Morgan Stanley Capital Opportunities Trust
522 Fifth Avenue
New York, NY 10036
March 26, 2010

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Capital Opportunities Trust (File No. 33-63685; 811-7377)
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Capital Opportunities Trust (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on January 27, 2010. Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 22 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 26, 2010.
GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.
Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.
COMMENTS TO THE PROSPECTUS

Comment 2.	Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.
Response 2. The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.
Comment 3.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 3. This line item is not applicable to the Fund at this time.
Comment 4.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Fee Table are required or permitted by the Form.
Response 4. We believe that the footnotes to the referenced table are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Fee Table.
Comment 5.	In the first paragraph in the section titled “Principal Investment Strategies,” the disclosure indicates that derivative instruments will be counted towards the Fund’s 80% investment policy to the extent that the derivatives in which the Fund invests have “economic characteristics” similar to the securities included within that policy. Please explain what economic considerations are analyzed in making this determination.
Response 5. In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its 80% “names rule” basket if it has economic characteristics similar to the securities included in that basket. See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its “names rule” basket only if the exposure has economic characteristics similar to mortgage-related securities, including mortgage-backed securities such as mortgage pass-through securities, collateralized mortgage obligations and commercial mortgage-backed securities.
Comment 6.	Please explain what high quality companies in which the Fund invests include.
Response 6. The Fund invests in companies that it believes have sustainable competitive advantages and the ability to redeploy capital at high rates of return, favoring companies with rising returns on invested capital, above average business visibility, strong free cash flow generation and attractive risk/reward profile.
Comment 7.	If the Fund’s investments in foreign securities include emerging market securities, please insert appropriate risk disclosure.
Response 7. We respectfully acknowledge your comment; however, we note that the current risk disclosure includes the risk of investing in emerging market securities.
Comment 8.	If the Fund’s investments in depositary receipts include unsponsored depositary receipts, include appropriate risk disclosure.
Response 8. Risk disclosure relating to unsponsored depositary receipts is included in the section entitled “Additional Risk Information—Foreign Securities.”
Comment 9.	The disclosure regarding the Fund’s investments in derivatives includes a list of how the Fund anticipates using such derivatives. Please confirm that this list is exhaustive.

Response 9. The Fund currently intends to use derivatives for the purposes listed in the Fund’s prospectus.
Comment 10.	Please disclose whether the Fund may utilize forward foreign currency exchange contracts for hedging purposes.
Response 10. We respectfully acknowledge your comment; however, we note that the current disclosure states that the Fund may use derivatives, which include forward foreign currency exchange contracts, for hedging and other purposes.
Comment 11.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Average Annual Total Return table are required or permitted by the Form.
Response 11. We believe that the footnotes following the referenced table are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Average Annual Total Return table.
     As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984 (tel) or (646) 452-4831 (fax). Thank you.
Best regards,
/s/ Eric Griffith
Eric Griffith